SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                              FORM 11-K

            Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


       X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required).
          For the fiscal year ended December 31, 1993

                                  or

          Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required).

                   Commission file number    1-8973

     A. Full title of the plan and the address of the plan if different from that of the issuer named below:

               KYSOR INDUSTRIAL CORPORATION 401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                     KYSOR INDUSTRIAL CORPORATION
                          One Madison Avenue
                       Cadillac, Michigan 49601























                          FINANCIAL STATEMENTS

          The following financial statements and schedules are filed as part of this report:

          Report of Independent Auditors
          Statement of Net Assets Available for
            Plan Benefits as of December 31, 1993 and 1992
          Statement of Changes in Net Assets Available for
            Plan Benefits for the Years Ended December 31, 1993,
            1992, and 1991
          Notes to Financial Statements

          The financial statements and schedules filed as part of this report are filed in paper format under cover of Form SE pursuant to General Instruction E of Form 11-K.

                               EXHIBITS

          The following exhibits are filed as part of this report:

          Consent of Coopers & Lybrand

                              SIGNATURES

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DATE:  June 24, 1994          KYSOR INDUSTRIAL CORPORATION
                              401(K) PLAN



                              By: /s/ Kent J. Rosenau
                                  Kent J. Rosenau, Member
                                  Kysor Industrial Corporation
                                  401(K) Plan Administrative
                                   Committee













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                 CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statements of Kysor Industrial Corporation on Form S-8 (as listed below) of our reports dated June 13, 1993, on our audits of the Kysor Industrial Corporation 401(k) Plan and the Kysor Industrial Corporation Savings Plan as of December 31, 1993 and 1992, and for the years ended December 31, 1993, 1992, and 1991, which reports are included in this Annual Report on Form 11-K.


               Plan                SEC File

          401(k) Plan              33-59420

          Savings Plan             33-59412


                              /s/ Coopers & Lybrand

Detroit, Michigan
June 21, 1994






























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